UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934




                               Target Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87612E106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Roy J. Katzovicz
                    Pershing Square Capital Management, L.P.
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10019
                                  212-813-3700

                                 With a Copy to:

                              Marc Weingarten, Esq.
                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 5, 2007
                              ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 11 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 2 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Pershing Square Capital Management, L.P.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  81,761,411
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          81,761,411
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              81,761,411
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.6%(1)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IA
------------- -----------------------------------------------------------------


(1) Calculated based on 851,488,525 shares of the common stock, par value $.0833, of Target Corporation outstanding as of May 30, 2007, as reported in Target Corporation's quarterly report on Form 10-Q for the quarterly period ended May 5, 2007.

----------------------------                        ----------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 3 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              PS Management GP, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  81,761,411
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          81,761,411
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              81,761,411
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.6%(2)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------


(2) Calculated based on 851,488,525 shares of the common stock, par value $.0833, of Target Corporation outstanding as of May 30, 2007, as reported in Target Corporation's quarterly report on Form 10-Q for the quarterly period ended May 5, 2007.

----------------------------                        ---------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 4 of 11 Pages
----------------------------                        ---------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Pershing Square GP, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  8,163,613
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          8,163,613
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,163,613
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.0%(3)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IA
------------- -----------------------------------------------------------------


(3) Calculated based on 851,488,525 shares of the common stock, par value $.0833, of Target Corporation outstanding as of May 30, 2007, as reported in Target Corporation's quarterly report on Form 10-Q for the quarterly period ended May 5, 2007.

----------------------------                        ----------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 5 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Pershing Square Holdings GP, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  62,932,718
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          62,932,718
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              62,932,718
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.4%(4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IA
------------- -----------------------------------------------------------------


(4) Calculated based on 851,488,525 shares of the common stock, par value $.0833, of Target Corporation outstanding as of May 30, 2007, as reported in Target Corporation's quarterly report on Form 10-Q for the quarterly period ended May 5, 2007.

----------------------------                        ----------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 6 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              William A. Ackman
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  81,761,411
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          81,761,411
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              81,761,411
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.6%(5)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------


(5) Calculated based on 851,488,525 shares of the common stock, par value $.0833, of Target Corporation outstanding as of May 30, 2007, as reported in Target Corporation's quarterly report on Form 10-Q for the quarterly period ended May 5, 2007.

----------------------------                        ----------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 7 of 11 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $0.0833 per share (the "Common Stock"), of Target Corporation, a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 1000 Nicollet Mall, Minneapolis, Minnesota 55403.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) , (f) This Statement is being filed by Pershing Square Capital Management, L.P., a Delaware limited partnership ("Pershing Square"), PS Management GP, LLC, a Delaware limited liability company ("PS Management"), Pershing Square GP, LLC, a Delaware limited liability company ("Pershing Square GP"), Pershing Square Holdings GP, LLC, a Delaware limited liability company ("Pershing Square Holdings GP"), and William A. Ackman, a citizen of the United States of America (collectively, the "Reporting Persons").

         The Reporting Persons have entered into a joint filing agreement, dated as of July 16, 2007, a copy of which is attached hereto as Exhibit 99.1.

         (b) The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York 10019.

         (c) Pershing Square's principal business is serving as investment advisor to certain affiliated funds. PS Management's principal business is serving as the sole general partner of Pershing Square. Pershing Square GP's principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership ("PS"), and Pershing Square II, L.P., a Delaware limited partnership ("PS II"). Pershing Square Holdings GP's principal business is serving as the sole general partner of Pershing Square IV, L.P., a Delaware limited partnership ("PS IV"), and Pershing Square IV A, L.P., a Cayman Islands exempted limited partnership ("PS IV A"). The principal occupation of William A. Ackman is serving as the managing member of each of PS Management, Pershing Square GP and Pershing Square Holdings GP.

         (d) , (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

----------------------------                        ----------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 8 of 11 Pages
----------------------------                        ----------------------------

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pershing Square advises the accounts of PS, PS II, Pershing Square International, Ltd., a Cayman Islands exempted company, Pershing Square International IV Ltd., a Cayman Islands exempted company, and PS IV A (collectively, the "Pershing Square Funds"), which purchased beneficial ownership of an aggregate of 81,761,411 shares of the Common Stock (which includes shares of Common Stock underlying over-the-counter American-style call options exercisable through dates ranging from December 14, 2007 to April 6,
2009) for total consideration (including brokerage commissions) of $1,982,649,437. The source of funding for the purchase of the shares of Common Stock and the over-the-counter American-style call options was derived from the respective capital of the Pershing Square Funds.

ITEM 4.       PURPOSE OF TRANSACTION

         The Issuer is a leading domestic retailer with a differentiated brand, significant growth opportunities and the strongest operating management in the retail industry. The Reporting Persons believe that the Issuer's Common Stock is undervalued and intend to discuss with management ways in which this undervaluation can be corrected.

         The Reporting Persons may engage the Issuer in discussions that may include matters relating to the Issuer's strategy, business, assets, operations, capitalization and/or financial condition, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

----------------------------                        ----------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 9 of 11 Pages
----------------------------                        ----------------------------

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) Based upon the Issuer's quarterly report on Form 10-Q for the quarterly period ended May 5, 2007, there were 851,488,525 shares of the Common Stock outstanding as of May 30, 2007. Based on the foregoing, the 81,761,411 shares of the Common Stock (which includes shares of Common Stock underlying over-the-counter American-style call options exercisable through dates ranging from December 14, 2007 to April 6, 2009) (the "Subject Shares") beneficially owned by the Reporting Persons represent approximately 9.6% of the shares of the Common Stock issued and outstanding.

         Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 8,163,613 shares of the Common Stock owned by Pershing Square, L.P. and Pershing Square II, L.P. As the general partner of PS IV A, Pershing Square Holdings GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 62,932,718 shares of the Common Stock owned by PS IV A. By virtue of William A. Ackman's position as managing member of each of PS Management, Pershing Square Holdings GP and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

         As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.

         (c) See trading data attached hereto as Exhibit 99.3. Exhibit 99.3 is incorporated by reference into this Item 5(c) as if restated in full.

         Except as set forth in Exhibit 99.3 attached hereto, within the last 60 days, no other transactions in shares of the Common Stock were effected by any Reporting Person.

         (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Statement, except that dividends from, and proceeds from the sale of, the shares of the Common Stock held by the accounts managed by Pershing Square may be delivered to such accounts.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pershing Square Holdings GP is the general partner of PS IV A pursuant to the Second Amended and Restated Limited Partnership Agreement of Pershing Square IV A L.P., dated as of May 31, 2007 (the "Partnership Agreement"). The sole limited partner of PS IV A is PS IV. Pursuant to the Partnership Agreement, Pershing Square Holdings GP has shared voting and dispositive power over the shares of Common Stock held by PS IV A and is entitled, generally on an annual basis, to a portion of the appreciation in the value of the shares of Common Stock. The foregoing description of the Partnership Agreement is a summary only and is qualified in its entirety by




----------------------------                        ----------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 10 of 11 Pages
----------------------------                        ----------------------------

reference to the Partnership Agreement, which is filed as Exhibit 99.4 hereto and incorporated herein by reference.

         The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock. In addition to the Subject Shares that they beneficially own without reference to these contracts, one or more of the Reporting Persons currently have additional economic exposure which replicates the performance of 5,000,000 shares of Common Stock through cash-settled equity swap contracts. Please refer to Exhibit 99.3 hereto for additional information. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer.

         One or more Reporting Persons also own options to purchase 79,213,351 shares of Common Stock pursuant to various over-the-counter American-style call option arrangements with strike prices ranging from $34.63 to $53.12 and exercisable through dates ranging from December 14, 2007 to April 6, 2009. Please refer to Exhibit 99.3 hereto for additional information.

         Pursuant to the letter agreement (the "Letter Agreement"), dated July 16, 2007, Pershing Square Holdings GP has made a commitment to donate to the Pershing Square Foundation, a charitable foundation focused on supporting charitable endeavors including, among others, education, global health care, environmental conservation, human rights, free speech, inner city economic development and advancement, social entrepreneurship and peaceful coexistence initiatives, or to other charitable organizations that are qualified under
Section 501(c)(3) of the Internal Revenue Code, one third of the net realized after-tax profits from incentive allocations made to Pershing Square Holdings GP as a result of the investments undertaken by PS IV A. The foregoing description of the Letter Agreement is a summary only and is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

         Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement, dated as of July 16, 2007, among Pershing Square Capital Management, L.P., PS
               Management GP, LLC, Pershing Square GP, LLC, Pershing Square Holdings GP, LLC and William A. Ackman.

Exhibit 99.2 Letter Agreement of Pershing Square Holdings GP, LLC, dated as of July 16, 2007

Exhibit 99.3 Trading data of the transactions in the Common Stock that were effected during the past 60 days.

Exhibit 99.4 Second Amended and Restated Limited Partnership Agreement of Pershing Square IV A L.P., dated as of July 15, 2007.

----------------------------                        ----------------------------
CUSIP No.  87612E106            SCHEDULE 13D        Page 11 of 11 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: July 16, 2007

                                    PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

                                    By:  PS Management GP, LLC,
                                         its General Partner

                                    By:  /s/ William A. Ackman
                                         -----------------------------------
                                         William A. Ackman
                                         Managing Member


                                    PS MANAGEMENT GP, LLC

                                    By:  /s/ William A. Ackman
                                         -----------------------------------
                                         William A. Ackman
                                         Managing Member


                                    PERSHING SQUARE GP, LLC

                                    By:  /s/ William A. Ackman
                                         -----------------------------------
                                         William A. Ackman
                                         Managing Member


                                    PERSHING SQUARE HOLDINGS GP, LLC

                                    By:  /s/ William A. Ackman
                                         -----------------------------------
                                         William A. Ackman
                                         Managing Member


                                    /s/ William A. Ackman
                                    -----------------------------------
                                    WILLIAM A. ACKMAN

                                  EXHIBIT INDEX

  Exhibit                          Description
-----------    -------------------------------------------------------------
   99.1        Joint Filing Agreement, dated as of July 16, 2007, among Pershing
               Square Capital Management, L.P., PS Management GP, LLC, Pershing
               Square GP, LLC, Pershing Square Holdings GP, LLC and William A.
               Ackman.

   99.2 Letter Agreement of Pershing Square Holdings GP, LLC, dated as of July 16, 2007.

   99.3 Trading data of the transactions in the Common Stock that were effected during the past 60 days.

   99.4 Second Amended and Restated Limited Partnership Agreement of Pershing Square IV A L.P., dated as of July 15, 2007.